Filed by Starwood Waypoint Homes

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Starwood Waypoint Homes

Commission File No. 001- 36163

Starwood Waypoint Team Members,

In just five short years, the institutional single-family rental business has grown from a unique investment opportunity to a stronger, stable business with a very promising future. Along the way, we have helped rehabilitate distressed homes and neighborhoods. We have invested large sums of money and created many new jobs in local communities across the country. Most importantly, we are providing families with an enjoyable and affordable living experience in communities with great schools, safe neighborhoods and convenient services. We are helping meet the housing needs of America.

Starwood Waypoint has been at the forefront of this exciting industry from the very beginning. As we have grown over time, we have developed cutting-edge, industry-leading technologies and operating methods. Our track record of results has been impressive and has earned us the respect of the investment community. We have built a high-performing and highly engaged team and a welcoming and trust-based culture. I am humbled and so proud of what we have accomplished together.

As with everything in life, nothing stays the same forever. Our work to date has put us in a strong position for the future. This has led to a truly unique and powerful opportunity for Starwood Waypoint – today we announced we will merge our company with Invitation Homes.

As many of you know, Invitation Homes is currently the largest single-family rental company in the country. Similar to us, they have invested in homes and developed a strong customer-focused operating capability and valuable brand. We have many things in common and a shared vision for the future of the industry, making this potential merger of equals even more compelling.

We believe this merger will deliver a number of exciting benefits for our stockholders and residents. Together, the new company will own and manage approximately 82,000 homes and have a total enterprise value of approximately $20 billion. Our new company will be a stronger industry leader with the highest-quality homes in the most desirable markets. We will blend the best of our methods, systems and people and be positioned to deliver the finest customer experience.

While the two companies have agreed to pursue a merger, each organization will operate independently until the official close, which we anticipate to occur by year-end. There are still many things to work on and many decisions to make. As of now, we can tell you the following specifics:

•	The name of the new company will be Invitation Homes, to our residents, our team members, and to our stockholders.

•	I am very fortunate to have been appointed to lead the combined company as CEO.

•	The most senior leaders of the new Invitation Homes will include:

•	Bryce Blair, Chairman. Bryce is the current Chairman of the Invitation Homes Board of Directors.

•	Ernie Freedman, CFO. Ernie is the current Chief Financial Officer of Invitation Homes.

•	Dallas Tanner, CIO. Dallas is the current Chief Investment Officer of Invitation Homes.

•	Charles Young, COO. Charles is the current Chief Operating Officer of Starwood Waypoint Homes.

•	Mark Solls, CLO. Mark is the current Chief Legal Officer of Invitation Homes.

•	The new company will have its home office headquartered in Dallas, Texas, but we will also maintain a presence in Scottsdale, Arizona.

The combined company will have differentiated capabilities that meet market needs, enhancing long-term growth prospects for the company and career opportunities for employees. As with most mergers, there will also be some duplication of job duties between the two companies. As we form the combined organization, decisions will be made as to which functions will be carried out by which groups and individuals, and from there staffing decisions will be made. Unfortunately, since both companies have overlap, we do not expect everyone will be offered long-term positions with the new company. Much remains to be decided, but we can make the following commitments to you:

1.	We will communicate as clearly and quickly as we can.

2.	Where we do have job eliminations, we will provide as much advance notice as possible.

3.	If someone is not offered a comparable job in the new company, we will provide an appropriate severance plan to support transition to other employment.

During this time of transition, it’s important we all remain focused on our current work. Our 2017 bonus plan is still in effect, so it is in everyone’s interests to finish this year strong and in a way that we can be proud of.

In times like this, it is important to remember our industry is still in the early stages of its evolution. We have been through the early stages of rapid growth and completed a significant merger of our own just eighteen months ago. When the apartment industry was in the same evolutionary period during the early 1990s, it was a series of mergers that enabled a few best-in-class operators to emerge as leaders and validate the asset class. I am absolutely confident this is the best opportunity for our company, our residents and all of us as team members. Although the new Invitation Homes will be different, we will be even better together with our new partners. I am proud of our many accomplishments and highly optimistic for this next chapter of our journey together.

One important note, you may receive inquiries from external parties and it’s important that we speak with one voice. Please forward any resident inquiries to residents@waypointhomes.com, investor inquiries to IR@colonystarwood.com, and media inquiries to media@waypointhomes.com.

Should you have any questions, feel free to reach out to me directly or any member of our senior management team.

Fred

Forward-Looking Statements

The information presented herein may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which Invitation Homes (“INVH”) and Starwood Waypoint Homes (“SFR”) operate and beliefs of and assumptions made by

INVH management and SFR management, involve significant risks and uncertainties, which are difficult to predict and are not guarantees of future performances, that could significantly affect the financial results of INVH or SFR or the combined company. Words such as “projects,” “will,” “could,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “forecast,” “guidance,” “outlook,” “may,” and “might” and variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements may include, but are not limited to, statements about the anticipated benefits of the proposed merger between SFR and INVH, including future financial and operating results, the attractiveness of the value to be received by SFR stockholders, the attractiveness of the value to be received by INVH, the combined company’s plans, objectives, expectations and intentions, the timing of future events, anticipated administrative and operating synergies, the anticipated impact of the merger on net debt ratios, cost of capital, future dividend payment rates, forecasts of accretion in core FFO, AFFO or other earnings or performance measures, projected capital improvements, expected sources of financing, and descriptions relating to these expectations. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward-looking statements. Pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may materially and adversely affect our business, financial condition, liquidity, results of operations and prospects, as well as our ability to make distributions to our stockholders, include, but are not limited to: (i) national, regional and local economic climates; (ii) changes in the real estate and single-family rental industry, financial markets and interest rates, or to the business or financial condition of either company or business; (iii) increased or unanticipated competition for the companies’ properties; (iv) competition in the leasing market for quality residents; (v) increasing property taxes, homeowners’ association fees and insurance costs; (vi) each company’s dependence on third parties for key services; (vii) risks related to evaluation of properties, poor resident selection and defaults and non-renewals by either company’s residents; (viii) risks associated with acquisitions, including the integration of the combined companies’ businesses; (ix) the potential liability for the failure to meet regulatory requirements, including the maintenance of REIT status; (x) availability of financing and capital; (xi) risks associated with achieving expected revenue synergies or cost savings; (xii) risks associated with the companies’ ability to consummate the merger and the timing of the closing of the merger; (xiii) the outcome of claims and litigation involving or affecting either company; (xiv) applicable regulatory changes; and (xv) those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by INVH and SFR from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither INVH nor SFR, except as required by law, undertakes any duty to update any forward-looking statements appearing in this document, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Additional Information about the Proposed Transaction and Where to Find It

This communication relates to the proposed merger transaction pursuant to the terms of the Agreement and Plan of Merger, dated as of August 9, 2017, by and among INVH, invitation Homes Operating Partnership LP, IH Merger Sub, LLC, SFR and Starwood Waypoint Homes Partnership, L.P. In connection with the proposed merger, INVH expects to file with the SEC a registration statement on

Form S-4 that will include a joint proxy statement of SFR and information statement of INVH that also constitutes a prospectus (the “joint proxy/information statement/prospectus”) which joint proxy/information statement/prospectus will be mailed or otherwise disseminated to INVH stockholders and SFR stockholders when it becomes available. INVH and SFR also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY/ INFORMATION STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy/information statement/prospectus and other relevant documents (if and when they become available) filed by INVH and SFR with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by INVH with the SEC will be available free of charge on INVH’s website at www.invitationhomes.com or by contacting INVH Investor Relations at ir@invitationhomes.com or at 844-456-4684. Copies of the documents filed by SFR with the SEC will be available free of charge on SFR’s website at www.starwoodwaypoint.com or by contacting SFR Investor Relations at ir@colonystarwood.com or at 480-800-3490.

Certain Information Regarding Participants in the Solicitation

INVH and SFR and certain of their respective trustees, directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger. You can find information about INVH’s executive officers and directors in INVH’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Current Reports of Form 8-K filed with the SEC on February 6, 2017, March 20, 2017 and June 29, 2017. You can find information about SFR’s executive officers and trustees in SFR’s Annual Report on Form 10-K for the year ended December 31, 2016, its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2017, and its Definitive Proxy Statement on Schedule 14A filed with the SEC on March 31, 2017 in connection with its 2017 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the joint proxy/information statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from INVH or SFR using the sources indicated above.

No Offer of Solicitation

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.